UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-19848

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil, Inc. Savings and Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of December 31, 2006 and 2005 and for the
Year Ended December 31, 2006, Supplemental Schedule as of
December 31, 2006, and
Report of Independent Registered Public Accounting
Firm

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTE:            The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee
Fossil, Inc. Savings and Retirement Plan
Richardson, Texas

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted FSP AAG LNV-1 and SOP 94-4-1, for the years ended December 31, 2006 and 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 29, 2007

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2006	2005
ASSETS

Investments, at Fair Value:
Mutual Funds	$15,861,997	$13,064,896
Fossil, Inc. Common Stock	2,200,127	2,201,678
Common Collective Trusts	6,123,453	5,154,908
Participant Loans	383,532	278,968
Total Investments	24,569,109	20,700,450

Cash	11,129	136,067
Contributions Receivable:
Employer	30,780	27,402
Employee	117,660	101,636

TOTAL ASSETS	24,728,678	20,965,555

LIABILITIES

Payable Due to Fossil Partners, L.P.	(2,532)	—
Payable Due to Brokers	13,724	136,015

TOTAL LIABILITIES	11,192	136,015

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	24,717,486	20,829,540

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	48,922	54,423

NET ASSETS AVAILABLE FOR BENEFITS	$24,766,408	$20,883,963

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

2006
Net Assets Available for Benefits, Beginning of Year	$20,883,963

Investment Income:
Net Appreciation in Fair Value of Investments	1,066,896
Interest and Dividends	1,047,969
Total Investment Income	2,114,865

Contributions:
Employer	811,058
Employee	3,168,682
Rollovers	247,298
Total Contributions	4,227,038

Total Additions	6,341,903

Deductions:
Benefits Paid	2,439,485
Corrective Distributions	19,973
Total Deductions	2,459,458

Net Increase in Net Assets Available for Benefits	3,882,445

Net Assets Available for Benefits, End of Year	$24,766,408

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Fossil, Inc. Savings and Retirement  Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Organization, Amendments, and General Provisions:  The Plan is a defined contribution plan covering eligible employees of eligible U.S. Fossil subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is sponsored and administered by Fossil, Inc. (the “Employer” or “Fossil”). The Plan’s trustee responsibilities and investments are held by Wachovia Bank, N.A. (the “Trustee”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility, Contributions and Vesting:   The Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code.  Prior to May 1, 2003, employees were eligible to make salary deferral contributions after completing a year of eligibility service (i.e. completing 1,000 hours of service in a twelve month period beginning on date of hire and anniversaries thereof). Salaried employees are credited with 45 hours of service for each week during which they are employed by Fossil, and hourly employees are credited with their actual hours of service. Effective on May 1, 2003, employees became eligible to make salary deferrals as of their date of employment. The maximum salary deferral contribution per year through June 30, 2004, was 15% of gross pay for the year, subject to Code limitations. Effective July 1, 2004, non-highly compensated employees are able to defer up to 100% of gross pay (less applicable taxes), into the Plan, subject to Code limitations of $15,000 and $14,000 for 2006 and 2005, respectively. Effective January 1, 2004, highly compensated employee’s contributions were capped at 4%. This percentage was increased to 5% on May 1, 2004. Effective October 1, 2006, newly hired employees are automatically enrolled in the Plan 90 days after their hire date, with 3% of gross pay deferred from their paychecks. Participants who reach the age of 50 by the end of the Plan year are eligible to contribute another $5,000 for 2006 and $4,000 for 2005. Under the terms of the Plan, certain types of compensation (i.e. tuition reimbursements, severance, certain special bonus etc.) are excluded in determining “gross pay” for contribution purposes. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account. Fossil makes a discretionary matching contribution.  Participants are eligible to receive matching contributions after completing a year of eligibility service.  For 2006 and 2005, this matching contribution was at the rate of 50% of the first 3% of the participant’s salary that was deferred, and at the rate of 25% of the next 3% thereof.  Fossil may also make additional profit sharing contributions at its discretion.  No such additional discretionary contributions were made for 2006 or 2005. Vesting in salary deferral and rollover contributions is 100%. Vesting in matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service.  Participants are fully vested after five years of service.  Forfeitures of non-vested employer matching contributions were used to pay Plan expenses of $8,066 for 2006 and to fund $44,444 of employer matching contributions in 2006.

Participants can elect to have their contributions invested in any of several investment options (see Note 3). The participants can change elections and can also reallocate existing funds between available investment options on a daily basis.  Notwithstanding the foregoing, in accordance with and by application of applicable securities laws and the Fossil Insider Trading Policy, along with the corresponding Addendum to Insider Trading Policy for Executive Officers, Directors and Designated Employees, both dated August 31, 2005 (“Policy and Addendum”), executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, and certain designated employees of Fossil and its subsidiaries (collectively, “Covered Persons”) who have access to material nonpublic information about Fossil will be required to obtain pre-clearance from the General Counsel of Fossil or other designated officers of Fossil before engaging in any transaction involving Fossil securities, and Covered Persons will not be cleared to trade in Fossil securities in accordance with the Policy and Addendum during certain quarterly blackout periods and during certain blackout periods that may arise from time to time out of the occurrence of material nonpublic events, subject to certain exceptions as explained further in the Policy and Addendum.  Each Covered Person receives a copy of the Policy and Addendum and, thus, were notified and understood that they should not make any elections under the 401(k) Plan involving the Fossil stock fund or otherwise trade their shares of Fossil stock under the 401(k) Plan in violation of the Policy and Addendum.

Participant Loans:   Loans are available to all participants at the current prime lending rate of the trustee, plus 1%, with required repayments through biweekly payroll deductions over no more than five years.  In the event that loans are used to acquire the participant’s principal residence, the repayment period may be extended beyond five years.  A participant may pay off any remaining loan balance at any time directly to the Trustee.  Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance.  Fossil exercises sole discretion over making loans to participants.  Loan balances for active participants that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.

Distribution of Benefits:   Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment.  Prior to the age of 59½, a participant, while still employed, may make a withdrawal from any of his vested accounts to the extent necessary to satisfy an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document.  Subsequent to age 59½, the participant may withdraw all or any portion of his vested accounts at any time.  Distributions of vested benefits under the Plan are paid to the participant in the form of a lump sum payment.  Any withdrawals from the Plan will be subject to federal income tax and withholding (at a 20% rate).  An additional 10% excise tax will be imposed on the withdrawn amount if the distribution is made before the participant attains age 59½, except that the additional 10% tax is not imposed on distributions made by reason of death, disability, termination of employment after age 55, a qualified domestic order, and other reasons enumerated in the Code.  Taxation (and withholding) may be postponed by transferring the distributable amounts to an individual retirement account, to an annuity described in Section 403(b) of the Code, to a plan described in Section 457(b) of the Code maintained by certain governmental entities, or to another qualified plan within 60 days.

Amendment or Termination:   Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan and is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of Plan termination, participants will become 100% vested in their entire account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:   The accounting records of the Plan are maintained on the accrual basis of accounting.

Use of Estimates:   The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments:   Investments are presented in the financial statements at fair value determined by quoted market prices at the end of the year.  The Plan invests in units of two common collective trusts sponsored by the Trustee.  Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.  The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments during the year.  Interest and dividend income are recorded on an accrual basis.

Adoption of New Accounting Guidance:  The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-4, Reporting of Fully Benefit-Responsive Contracts Held by

Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As required by the FSP, the statements of net assets available for benefits, including the previously reported 2005 statements, present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefit is presented on a contact value basis.

Expenses:   Expenses incurred by the Plan are paid either by forfeitures or by Fossil.

Payment of Benefits:   Benefits are recorded when paid and $34,002 and $8,302 were allocated to withdrawing participants included within plan assets as of December 31, 2006 and 2005, respectively.

NOTE 3 – PLAN INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,	December 31,
	2006	2005

Wachovia Diversified Stable Value Fund	$5,515,414	$4,676,979	*
Growth Fund of America Class R-3	3,930,951	3,529,615
Van Kampen Equity and Income Class A	3,178,586	3,143,957
Fossil, Inc. Common Stock	2,200,127	2,201,678

* The Stable Portfolio Group Trust merged into the Diversified Stable Value Fund on June 23, 2006.

The following table details the net appreciation (depreciation) in fair value by type of investment (including investments bought, sold, and held during the year):

Year Ended
December 31,
2006

Mutual Funds	$786,088
Common Collective Trusts	213,428
Fossil, Inc. Common Stock	67,380
Net Appreciation in Fair Value of Investments	$1,066,896

NOTE 4 – INCOME TAX STATUS

Fossil has adopted an amended and restated prototype plan document, on which the Internal Revenue Service issued a determination letter dated August 19, 2004, stating that the Plan qualifies under section 401(a) of the Internal Revenue Code of 1986, as amended, and is exempt from federal income tax under section 501(a).  Management believes that the Plan has been operated in a manner that did not jeopardize this tax status.

Salary deferral and catch-up contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and earnings need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2006 and 2005:

	December 31,	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$24,766,408	$20,883,963
Less: Employer contribution receivable at end of year	(30,780)	(27,402)
Less: Employee contribution receivable at end of year	(117,660)	(101,636)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(48,922)	(54,423)
Net assets available for benefits per Form 5500	$24,569,046	$20,700,502

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2006:

	Employer	Employee

Contributions per the financial statements	$811,058	$3,168,682
Less: Contributions receivable at end of year	(30,780)	(117,660)
Add: Contributions receivable at beginning of year	27,402	101,636
Contributions per Form 5500	$807,680	$3,152,658

The following is a reconciliation of total investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total investment income per the financial statements	$2,114,865
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2005	54,423
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contract-2006	(48,922)

Total investment income per 5500	$2,120,366

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value

	Mutual Funds:
	American Century Allocation - Conservative	Mutual Fund	$155,388
	American Century Allocation - Moderate	Mutual Fund	335,113
	American Century Allocation - Aggressive	Mutual Fund	325,085
	Davis N. Y. Venture	Mutual Fund	848,439
	Evergreen Core Bond CCA	Mutual Fund	735,661
	Evergreen High Yield Bond Class I	Mutual Fund	399,063
	Evergreen Special Values Class A	Mutual Fund	975,082
	Fidelity Advisor Series I Mid Cap A	Mutual Fund	791,701
	Growth Fund of America Class R-3	Mutual Fund	3,930,951
	Harbor International Fund Inv CL	Mutual Fund	543,557
	Lord Abbett Mid Cap Value P	Mutual Fund	572,670
	MFS International New Discovery Fd	Mutual Fund	847,375
	Neuberger & Berman Fasciano	Mutual Fund	554,974
	Templeton Growth Class A	Mutual Fund	744,523
	Van Kampen American Comstock Class A	Mutual Fund	923,829
	Van Kampen Equity and Income Class A	Mutual Fund	3,178,586

	Common Stock:
*	Fossil, Inc.	Common Stock	2,200,127

	Common Collective Trusts:
*	Wachovia Diversified Stable Value Fund	Common Collective Trust Fund	5,515,414
*	Wachovia Enhanced Stock Market Fund	Common Collective Trust Fund	608,039

		Loans to participants with interest rates ranging from 5.0% to 9.25%	383,532

	Total Investments		$24,569,109

*  Party in-interest.

See report of independent registered public accounting firm.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70477 on Form S-8 of our report dated June 29, 2007, appearing in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 29, 2007

SIGNATURES

The Plan.  Pursuant to the requirements of Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

/s/ Mike L. Kovar
Mike L. Kovar, Member of the Investment Committee

Date: June 29, 2007

Exhibit Index

Exhibit
Number	Document Description

23	Consent of Deloitte & Touche LLP (as contained on page 11)